AI INCUBE, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AI Incube, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of AI Incube, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 2, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

AI INCUBE, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

		2019		**2018**
ASSETS				
CURRENT ASSETS				
Cash	$	4,179	$	364,965
Accounts Receivable		332,972		61,238
Note Receivable Shareholder		109,986		44,473
TOTAL CURRENT ASSETS		447,137		470,676
NON-CURRENT ASSETS				
Intangible Assets		941,935		10,981
Amortization		(187,779)		(856)
Fixed Assets		20,274		20,274
Depreciation		(20,039)		(19,167)
TOTAL NON-CURRENT ASSETS		754,391		11,232
TOTAL ASSETS		1,201,529		481,908

AI INCUBE, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	112,459	40,055
Loan Payable A	-	9,656
Loan Payable B	16,133	7,733
Loan Payable C	131,335	31,223
TOTAL CURRENT LIABILITIES	259,927	88,667
NON-CURRENT LIABILITIES		
Notes Payable	-	33,267
Related Party Loan	37,918	-
Accrued Interest	158	-
Convertible Notes	1,032,200	1,032,200
Accrued Interest	92,950	30,340
TOTAL LIABILITIES	1,423,153	1,184,475
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 12,950,497 issued; $0.00001 par value)	644,913	644,913
Additional Paid in Capital	457,937	487,418
Retained Earnings (Deficit)	(1,324,473)	(1,834,897)
TOTAL SHAREHOLDERS' EQUITY	(221,624)	(702,567)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,201,529	$ 481,908

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

AI INCUBE, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales	$ 1,602,313	$ 815,260
Gross Profit	1,602,313	815,260
Operating Expense		
Legal & Professional	799,317	355,005
Salary & Benefits	562,544	514,410
General & Administrative	339,660	214,797
Amortization	186,191	62
Rent	26,241	19,782
Advertising	7,626	1,918
Depreciation	872	872
	1,922,452	1,106,845
Net Income from Operations	(320,138)	(291,585)
Other Income (Expense)		
Interest Expense	(120,692)	(55,408)
Other Income	14,861	-
Net Income	$ (425,969)	$ (346,993)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

AI INCUBE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (425,969)	$ (346,993)
Change in Accounts Payable	72,403	(31,354)
Change in Accounts Receivable	(271,734)	408,495
Amortization	186,191	62
Depreciation	872	872
Net Cash Flows From Operating Activities	(438,238)	31,082
Cash Flows From Investing Activities		
Development of Intangible Assets	(930,954)	-
Net Cash Flows From Investing Activities	(930,954)	-
Cash Flows From Financing Activities		
Issuance on Related Party Loan Receivable	(65,513)	-
Issuance of Convertible Notes	-	525,000
Increase of Accrued Interest - Convertible Notes	62,610	23,693
Issuance of Loan Payable A	(9,656)	-
Issuance of Loan Payable B	8,400	-
Issuance of Loan Payable C	100,112	193,951
Issuance of Related Party Loan	6,695	-
Increase of Accrued Interest - Related Party Loan	158	-
Decrease of Additional Paid in Capital	(29,481)	-
Non-Cash Adjustment	935,080	(415,196)
Net Cash Flows From Investing Activities	1,008,405	327,448
Cash at Beginning of Period	364,965	6,436
Net Increase (Decrease) In Cash	(360,787)	358,529
Cash at End of Period	$ 4,179	$ 364,965

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

AI INCUBE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2017	12,950,497	$ 644,913	$ 487,418	$ (1,487,904)	$ (355,574)
Issuance of Stock			-	-	-
Net Income				(346,993)	(346,993)
Balance at December 31, 2018	12,950,497	$ 644,913	$ 487,418	$ (1,834,897)	$ (702,567)
Return of Capital			(29,481)		(29,481)
Prior Period Adjustment to Retained Earnings				936,393	936,393
Net Income				(425,969)	(425,969)
Balance at December 31, 2019	12,950,497	$ 644,913	$ 457,937	$ (1,324,473)	$ (221,625)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

AI Incube, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company operates as software development company specializing in the development and distribution of navigation software.

The financial statements are presented on a consolidated basis with the Company's wholly owned German subsidiary. The U.S. Treasury Yearly Average Currency Exchange Rate of .848 and .893 that was in effect for 2018 and 2019 respectively, was used to convert the German subsidiaries financial data from Euros to U.S. dollars.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the years ended December 31, 2019 and 2018 of $425,969 and $346,993 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional operating capital through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

The consolidated financial statements for the years ended December 31, 2019 and 2018 including the financial statements of the Company and the companies it controls directly or indirectly. Control is exercised when the Company has the power to determine the financial and operating policies of an entity so as to benefit from its activity. All significant transactions between companies included in the consolidation scope are eliminated.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The company generates revenue by the sale of its proprietary parking solutions software to its customers.

Accounts Receivable

The Company grants trade credit to a few established customers who have an established history with the company when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent if at all. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Note Receivable

In 2018 & 2019, the company issued a note payable with a founding member ("the Related Party Note Receivable"). The note does not accrue interest at the rate and is payable at a future date to be determined by management.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of proprietary software applications the company developed in 2019 and will be amortized over management's estimate of useful life

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies shared office space under a month-to-month agreement. The lease may be renewed at the option of the Company at the then-current market rate. There are no future minimum payments.

Advertising

The Company records advertising expenses in the year incurred.

Prior Period Adjustment to Retained Earnings

In preparing accrual basis financial statements, corrections were needed correctly account for prior year revenue adjustments and capitalization of assets.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and any applicable taxes for its German subsidiary located in Germany.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Loan Payable A

In a prior year, the company issued a note payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable A"). The note was paid off in full during 2018 with no interest capitalized.

Loan Payable B

In 2019, the company issued a series of note payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable B"). The note accrues interest at the rate of 2% per annum and are payable in 2020. During 2018 and 2019, the Company capitalized approximately $0 in interest related to the Notes respectively as monthly payments are made monthly.

Loan Payable C

In 2018, the company issued a of note payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable C"). The note accrue interest at the rate of 24.9% per annum and are payable in 2020. During 2018 and 2019, the Company capitalized approximately $0 in interest related to the Notes respectively as weekly payments of $2,721 are made as outlined in the loan agreement.

Convertible Notes

In 2018, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 5% per annum and are payable at a future date to be determined by management. During 2018 and 2019, the Company capitalized approximately $30,340 and $92,950 in interest related to the Notes respectively.

Related Party Note

In 2018, the company issued a note payable with a founding member in exchange for cash for the purpose of funding continuing operations ("the Related Party Note"). The note does accrue interest at the rate of 5% per annum and is payable at a future date to be determined by management. During 2019, the Company capitalized approximately $158 in interest.

NOTE E- EQUITY

Under the Company's original articles of incorporation in effect through March of 2017, the Company authorized 20,000,000 shares of $0.00001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   12,950,497

NOTE F- EQUITY BASED COMPENSATION

In 2017, the Board of Directors adopted the AI Incube, Inc. 2017 Stock Plan (the "2017 Plan"). The 2017 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 2,000,000 shares of common stock may be issued pursuant to awards granted under the 2017 Plan. The 2017 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2019, 1,746,000 shares remain issuable under the 2017 Plan.

During 2019 and 2018, the Company granted no stock options under the 2017 Plan to various advisors and employees, respectively. The granted options have an exercise price of $0.22, expire in ten years, and ranged from 100% immediate vesting to vesting over a four-year period.

Stock option expense for the years ended December 31, 2019 and 2018 was $0 as no awards were issued. The total 254,000 issued shares previously issued under the plan in prior years have fully vested.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	5.00
Risk-free interest rate	1.76%
Expected volatility	54.60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 2, 2021, the date that the financial statements were available to be issued.